UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

AMTECH SYSTEMS, INC.

(Name of Issuer)

Common Shares, $0.01 par value

(Title of Class of Securities)

032332504

(CUSIP Number)

Bradley C. Anderson

Amtech Systems, Inc.

131 South Clark Drive

Tempe, Arizona 85281

480-967-5146

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 30, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 032332504

1.	Name of Reporting Person Paul J. van der Wansem
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 460,538 (1)
	8.	Shared Voting power 207,531 (2)
	9.	Sole Dispositive Power 460,538 (1)
	10.	Shared Dispositive Power 207,531 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 668,069
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 5.1% (3)
14.	Type of Reporting Person IN

(1)	Represents 337,295 directly held shares of Amtech Systems, Inc. (the “Company”) common stock (“Common Stock”) and 123,243 directly held and fully vested options to purchase Company Common Stock.
(2)	Represents 120,122 indirectly held shares of Company Common Stock by a family limited partnership (“Family LTP”), 37,847 indirectly held shares of Company Common Stock by Mr. van der Wansem’s spouse, 29,733 indirectly held shares of Company Common Stock by trusts for the benefit of certain members of Mr. van der Wansem’s family (the “Family Trusts”), and 19,829 indirectly held shares of Company Common Stock by a charitable foundation (the “Charitable Foundation”). Pursuant to Rule 13d-4, Mr. van der Wansem expressly disclaims beneficial ownership of the shares held by Mr. van der Wansem’s spouse, the Family Trust, and the Charitable Foundation. Mr. van der Wansem also disclaims beneficial ownership of the shares held by the Family LTP, except to the extent of his pecuniary interest.
(3)	Based on 13,055,975 shares of Company Common Stock issued and outstanding on January 30, 2015.

Item 1. Security and Issuer.

This statement relates to the common stock, par value $0.01 (the “Common Stock”), of Amtech Systems, Inc., an Arizona corporation (the “Company”), the principal executive offices of which are located at 131 South Clark Drive, Tempe, Arizona, 85281.

Item 2. Identity and Background.

(a)	This statement is filed by Paul J. van der Wansem (the “Reporting Person”).

(b)	The principal business address of the Reporting Person is 23 Esquire Road, North Billerica, Massachusetts 01862.

(c)	The Reporting Person is a member of the Company’s Management Executive Committee (the “Executive Committee”) and is also a member of the Company’s board of directors (the “Board”).

(d)	During the past five years, the Reporting Person has not been convicted in a criminal proceeding.

(e)	During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the Netherlands.

Item 3. Source and Amount of Funds or Other Consideration.

On October 21, 2014, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among the Company, BTU International, Inc., a Delaware corporation (“BTU”), and BTU Merger Sub, Inc., a Delaware corporation (“Merger Sub”), pursuant to which Merger Sub was merged with and into BTU, with BTU surviving as a wholly owned subsidiary of the Company (the “Merger”). The Company and BTU consummated the Merger on January 30, 2015 (the “Closing”).

At the Closing, each share of common stock, par value $0.01 per share, of BTU (“BTU Common Stock”), issued and outstanding immediately prior to the Closing was converted into the right to receive and became exchangeable for 0.3291 (the “Exchange Ratio”) shares of Common Stock of the Company. Each outstanding BTU stock option (each a “BTU Option”) was assumed by the Company and converted into an option to purchase shares of Company Common Stock (each a “Company Option”) on substantially the same terms and conditions as were applicable to such BTU Option immediately prior to the Closing, with appropriate adjustments made to the exercise price and the number of shares of Company Common Stock subject to each Company Option based upon the Exchange Ratio. Each BTU restricted stock unit that remained unvested immediately prior to the Closing became a fully vested and unrestricted share of Company Common Stock. At Closing, the Company issued 3,186,059 shares of Company Common Stock to BTU stockholders.

Pursuant to the Merger and the Reporting Person’s employment agreement with BTU, at the Closing Mr. van der Wansem’s unvested BTU Options were converted into fully vested Company Options.

At Closing, Mr. van der Wansem received (i) 544,826 shares of Company Common Stock for 1,655,494 shares of BTU Common Stock and (ii) 123,243 fully vested Company Options for 374,500 BTU Options. Of the 544,826 shares of Company Common Stock received, Mr. van der Wansem disclaims beneficial ownership of 207,531 shares.

Item 4. Purpose of Transaction.

The information set forth in Item 3 above is hereby incorporated by reference into this Item 4.

The Reporting Person acquired the Company Common Stock and Company Options from the Company in the Merger, pursuant to the terms and conditions of the Merger Agreement, in exchange for shares of BTU Common Stock and BTU Options. At Closing, Mr. van der Wansem was appointed to the Board and became a member of the Executive Committee.

Consistent with the purpose of the Merger and the positions held by Mr. van der Wansem as a member of the Board and Executive Committee, Mr. van der Wansem may have future discussions with fellow members of the Executive Committee, fellow members of the Board, and may take actions or make suggestions and give advice to the Company that may concern the Company’s operation, capital structure, strategic and extraordinary transactions, management, governance, and other matters relevant to Mr. van der Wansem’s positions within the Company. Mr. van der Wansem does not, however, have any present plans or proposals that relate or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)	To the best of the Reporting Person’s knowledge, based on the information provided following the Merger, the aggregate number of shares of Common Stock of the Company issued and outstanding as of January 30, 2015 was 13,055,975.

Aggregate number of shares of Company Common Stock beneficially owned: 668,069

Percentage: 5.1%

(b)	1. Sole power to vote or to direct vote: 460,538

2. Shared power to vote or to direct vote: 207,531

3. Sole power to dispose or to direct the disposition: 460,538

4. Shared power to dispose or to direct disposition: 207,531

(c)	Except as described in Items 3 and 4 of this Schedule 13D, there have been no transactions in shares of Company Common Stock by the Reporting Person during the past sixty days.

(d)	With respect to the 37,847 shares of Company Common Stock held by the Reporting Person’s spouse, for which he disclaims beneficial ownership, his spouse is entitled to receive and or direct dividends. Other than the Company shares of Common Stock held by his wife, no other person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Reporting Person’s shares of Company Common Stock.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to any security of the Company.

Item 7. Material to Be Filed as Exhibits.

2.1. Agreement and Plan of Merger, dated October 21, 2014, by and among Amtech Systems, Inc., BTU Merger Sub, Inc., and BTU International, Inc. (incorporated herein by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on October 23, 2014)

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2015

By:	/s/ Paul J. van der Wansem
Name:	Paul J. van der Wansem
Title:	Member of the Management Executive
Committee and Board of Directors